SODASTREAM REPORTS RECORD FIRST QUARTER RESULTS

First Quarter Revenues Increased to $87.9 Million

First Quarter Net Income Increased to $10.1 Million

First Quarter Diluted Earnings Per Share Increased to $0.48

First Quarter Adjusted Diluted Earnings Per Share Increased to $0.55

AIRPORT CITY, Israel – May 9, 2012 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems announced today its results for the three month period ended March 31, 2012.

Beginning with the first quarter ended March 31, 2012, the Company changed its reporting currency to the U.S. dollar (USD). Previously, the Company presented its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in Euro (EUR). In accordance with IFRS, the financial statements for comparative periods were translated into the new reporting currency using the EUR to USD exchange rate at January 1, 2012 of EUR1.00 = USD1.2973.

For the first quarter ended March 31, 2012:

•	Total revenues increased 50.2% to $87.9 million from $58.5 million in the first quarter of 2011.
•	Net income increased 84.3% to $10.1 million compared to $5.5 million a year ago, and Adjusted net income was $11.5 million compared to $6.9 million last year.
•	Diluted earnings per share increased 71.4% to $0.48, compared to $0.28 in the first quarter of 2011 and Adjusted diluted earnings per share were $0.55 compared to $0.35 a year ago.

“We delivered a very strong start to the fiscal year,” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “First quarter results validate our strategies to profitably expand our business on a global scale. Going forward we’ll increase our investment in brand building initiatives, new product development and capacity to support growing demand. We are committed to maintaining financial discipline to generate greater earnings power and return increased value to our shareholders over the longer term.”

First Quarter 2012 Financial Review

Geographical Revenue Breakdown

	Three Months Ended		$ Increase	% Increase
Revenues (in millions)	March 31, 2012	March 31, 2011	(Decrease)	(Decrease)
Western Europe	$45.7	$30.5	$15.2	50%
The Americas	25.6	13.3	12.3	93%
Central & Eastern Europe, Middle East, Africa	6.7	10.0	(3.3)	(33%)
Asia-Pacific	9.9	4.7	5.2	110%
Total	$87.9	$58.5	$29.4	50%

Product Segment Revenue Breakdown

	Three Months Ended
Revenues (in millions)	March 31, 2012	March 31, 2011	$ Increase	% Increase
Soda Maker Starter Kits	$33.5	$24.4	$9.1	37%
Consumables	52.4	32.6	19.8	61%
Other	2.0	1.5	0.5	30%
Total	$87.9	$58.5	$29.4	50%

Product Segment Unit Breakdown

	Three Months Ended
Unit Sales (in thousands)	March 31, 2012	March 31, 2011	Unit Increase	% Increase
Soda Maker Starter Kits*	683	592	91	15%
CO2 Refills	3,668	2,852	816	29%
Flavors	5,790	3,808	1,982	52%

*As discussed on the Company's fourth quarter 2011 earnings call, the Czech Republic distributor purchased a disproportionate amount of soda makers during the first quarter of 2011. Excluding sales to the Czech Republic from the first quarter of 2011 and 2012, soda maker starter kit unit sales increased 54% year over year.

Gross margin for the first quarter of 2012 was 55.0%, compared to 53.5% for the same period in 2011. This increase was primarily due to the addition of higher margin revenues in the Nordics following the shift to self-distribution in this territory.

Sales and marketing expenses for the first quarter of 2012 totaled $27.3 million, or 31.0% of revenues compared to $17.1 million, or 29.3% of revenues for the comparable period last year. The increase is primarily due to an increase in selling expense associated with higher revenues, the Nordics expenses, as well as some incremental A&P in select markets.

General and administrative expenses for the first quarter of 2012 were $9.6 million, or 11.0% of revenues, compared to $7.5 million, or 12.8% of revenues in the comparable period of last year. This includes the additional expenses associated with the acquisition of CEM Industries in the fourth quarter of 2011 and the acquisition of the distribution activity in the Nordics in the first quarter of 2012.

Operating income increased to $11.5 million, or 13.1% of revenues as compared to $6.7 million, or 11.4% of revenues in the first quarter of 2011.

Balance Sheet Review

•	Cash and cash equivalents and bank deposits at March 31, 2012 were $52.0 million compared to $74.3 million on December 31, 2011. The decrease is primarily attributable to the acquisition of the Nordics distribution activity.
•	Loans and borrowings at March 31, 2012 totaled $3.2 million compared to $4.0 million on December 31, 2011.
•	Working capital at March 31, 2012 increased 16.9% to $91.5 million compared to $78.3 million on December 31, 2011.
•	Inventory at March 31, 2012 increased 18.6% to $90.9 million compared to $76.6 million on December 31, 2011, primarily reflecting the additional inventory associated with the acquisition of the Nordics distribution activity.

Guidance

Based on first quarter results and current projections for the remainder of the year, the Company is raising its outlook.

•	The Company now expects 2012 revenues to increase approximately 33% over 2011 revenues of $289.0 million, up from its previous guidance of 28%.
•	The Company now expects 2012 net income to increase approximately 50% over 2011 net income of $27.5 million, up from its previous guidance of 42%. This guidance includes a share-based expense of approximately $5.5 million.

2

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Daylight Time (U.S. time) today (Wednesday, May 9, 2012) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 50,000 retail stores in 42 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income (“Adjusted net income”), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share-Based Compensation Expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share-Based Compensation Expense, should be considered in evaluating the Company’s operations since they provide a clearer indication of the Company’s operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

3

Company Contact:

Yonah Lloyd

Executive Director, Corporate Development and Communication

SodaStream International Ltd.

Phone: +972-3-976-2462

yonahl@sodastream.com

Investor Contacts (US):

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

(Tables Follow)

4

Consolidated Statements of Operations

In thousands (net income per share amounts in units)

	For the three	For the three
	months ended	months ended
	Mar-31	Mar-31
	2011	2012
	(Unaudited)	(Unaudited)

Revenues	$58,506	$87,868
Cost of revenues	27,215	39,505

Gross profit	31,291	48,363

Operating expenses
Sales and marketing	17,139	27,268
General and administrative	7,513	9,641
Other income, net	(42)	(39)

Total operating expenses	24,610	36,870

Operating income	6,681	11,493

Interest income, net	(182)	(122)
Other financial expense, net	364	129

Total financial expense, net	182	7

Income before income taxes	6,499	11,486

Income taxes	1,012	1,375

Net income for the period	$5,487	$10,111

Net income per share
Basic	$0.30	$0.50
Diluted	$0.28	$0.48

Weighted average number of shares
Basic	18,457	20,144
Diluted	19,579	20,955

5

Consolidated Balance Sheets as of

In thousands

	Dec-31	Mar-31
	2011	2012
	(Audited)	(Unaudited)
Assets
Cash and cash equivalents	$34,769	$11,090
Bank deposits	39,485	40,878
Inventories	76,625	90,897
Trade receivables(*)	58,452	63,637
Other receivables(*)	20,064	21,297
Derivative financial instruments	322	696
Assets classified as available-for-sale	837	858
Total current assets	230,554	229,353

Property, plant and equipment	46,434	56,606
Intangible assets	25,358	37,846
Deferred tax assets	1,168	1,486
Other receivables	224	230
Total non-current assets	73,184	96,168

Total assets	303,738	325,521

Liabilities
Loans and borrowings	4,006	3,186
Derivative financial instruments	-	1,858
Trade payables	47,383	47,778
Income tax payable	9,171	10,246
Provisions	397	604
Other current liabilities	21,071	25,382
Total current liabilities	82,028	89,054

Employee benefits	1,497	1,536
Provisions	514	520
Deferred tax liabilities	717	1,046
Total non-current liabilities	2,728	3,102

Total liabilities	84,756	92,156

Shareholders’ equity
Share capital	3,238	3,251
Share premium	168,601	170,587
Translation reserve	1,471	3,744
Retained earnings	45,672	55,783
Total shareholders’ equity	218,982	233,365

Total liabilities and shareholders’ equity	$303,738	$325,521

(*) presented in comparative periods under one line item "trade and other receivables"

6

Consolidated Statements of Cash Flows

In thousands

	For the three	For the three
	months ended	months ended
	Mar-31	Mar-31
	2011	2012
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income for the period	$5,487	$10,111
Adjustments:
Amortization of intangible assets	48	343
Change in fair value of derivative financial instruments	426	1,278
Exchange rate differences on bank deposits	-	(1,094)
Depreciation of property, plant and equipment	1,066	1,651
Share based payment	1,371	1,411
Interest income, net	(182)	(122)
Income tax expense	1,012	1,375
	9,228	14,953
Increase in inventories	(4,739)	(9,902)
Decrease (increase) in trade and other receivables	3,446	(17,163)
Increase (decrease) in trade payables	(6,671)	543
Increase (decrease) in employee benefits	(9)	20
Increase (decrease) in provisions and other current liabilities	(3,197)	1,791
	(1,942)	(9,758)
Interest paid	(112)	(115)
Income tax received	-	1,343
Income tax paid	(621)	(1,193)
Net cash used in operating activities	(2,675)	(9,723)

Cash flows from investing activities
Interest received	293	130
Proceeds from derivative financial instruments, net	47	206
Acquisition of subsidiary, net of cash acquired	-	(9,758)
Acquisition of property, plant and equipment	(2,517)	(4,127)
Acquisition of intangible assets	(158)	(240)
Net cash used in investing activities	(2,335)	(13,789)
Cash flows from financing activities
Proceeds from exercise of employee share options	36	588
Change in short-term debt	(8,379)	(922)
Net cash used in financing activities	(8,343)	(334)

Net decrease in cash and cash equivalents	(13,353)	(23,846)
Cash and cash equivalents at the beginning of the period	68,627	34,769
Effect of exchange rates fluctuations on cash and cash equivalents	(102)	167

Cash and cash equivalents at the end of the period	$55,172	$11,090

7

Information about revenues in reportable segments

In thousands

		Central and
		Eastern Europe,
		Middle East and
	Western Europe	Africa	The Americas	Asia-Pacific	Total
Three months ended
March 31, 2012 (Unaudited)	$45,651	6,643	25,633	9,941	$87,868
March 31, 2011 (Unaudited)	$30,513	9,993	13,258	4,742	$58,506

8

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

In thousands (net income per share amounts in units)

Three months ended March 31

			2011				2012
	Reported		Share based		Reported		Share based
	(Unadjusted)		payment	Adjusted	(Unadjusted)		payment	Adjusted
	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Revenues	$58,506	$		$58,506	$87,868	$		$87,868
Cost of revenues	27,215			27,215	39,505			39,505

Gross profit	31,291			31,291	48,363			48,363

Operating expenses
Sales and marketing	17,139			17,139	27,268			27,268
General and administrative	7,513		(1,371)	6,142	9,641		(1,411)	8,230
Other income, net	(42)			(42)	(39)			(39)

Total operating expenses	24,610		(1,371)	23,239	36,870		(1,411)	35,459

Operating income	6,681		1,371	8,052	11,493		1,411	12,904

Interest income, net	(182)			(182)	(122)			(122)
Other financial expense, net	364			364	129			129

Total financial expense, net	182			182	7			7

Income before income taxes	6,499		1,371	7,870	11,486		1,411	12,897

Income taxes	1,012			1,012	1,375			1,375

Net income for the period	$5,487		$1,371	$6,858	$10,111		$1,411	$11,522

Net income per share
Basic	$0.30			$0.37	$0.50			$0.57
Diluted	$0.28			$0.35	$0.48			$0.55

Weighted average number of shares
Basic	18,457			18,457	20,144			20,144
Diluted	19,579			19,579	20,955			20,955

9

EBITDA and Adjusted EBITDA

In thousands

	Three month ended
	Mar-31
	2011	2012
	(Unaudited)	(Unaudited)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$5,487	$10,111
Interest income, net	(182)	(122)
Income taxes	1,012	1,375
Depreciation and amortization	1,114	1,994
EBITDA	7,431	13,358

Share based payment	1,371	1,411
Adjusted EBITDA	$8,802	$14,769

10

The following tables present the Company’s revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues (*):

	Three month ended
	Mar-31
	2011	2012
	(Unaudited)	(Unaudited)
	Revenues
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$24,361	$33,484
Consumables	32,630	52,419
Other	1,515	1,965
Total	$58,506	$87,868

	Three months ended
	Mar-31
	2011	2012
	(Unaudited)	(Unaudited)

	As a percentage of revenues

Soda maker starter kits (including exchange cylinders)	41.6%	38.1%
Consumables	55.8%	59.7%
Other	2.6%	2.2%
Total	100.0%	100.0%

(*)The Company reclassified prior periods' data such that revenues from spare cylinders, formerly presented under the "soda maker starter kits" category, are presented under the "consumables" category, as the purchase of a spare cylinder more closely resembles the purchase of other consumables than it does the initial purchase of a soda maker. The effect was an increase in revenues from consumables by $ 3,247 thousand for three month ended March 31, 2011 (increase in 560 basis points of total revenues of this period), and the same decrease in revenues from soda maker starter kits for the respective period (and the same decrease in basis points of total revenues of this period)

11